

August 30, 2011

<u>Via Email</u>
Mr. Masahito Yamamura
Attorney-in-Fact,
General Manager of Investor Relations
Panasonic Corporation
1006, Oaza Kadoma
Kadoma-shi, Osaka 571-8501, Japan

      Re: Panasonic Corporation
             Form 20-F for the Fiscal Year Ended March 31, 2011
             Filed June 30, 2011
             File No. 001-06784

Dear Mr. Yamamura:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects, page 29</u>

<u>B. Liquidity and Capital Resources, page 39</u>

1.   We note your disclosures on page 130 that you have 905,025 million yen of undistributed earnings related to your foreign subsidiaries and foreign joint corporate joint ventures that you indefinitely reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the

amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Japan. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Release 33-8350.

Item 18. Financial Statements, page 94

2.   We note from your Form 6-K filed on February 7, 2011 that you had executed a transfer agreement with respect to your automotive nickel-hydride battery business, currently undertaken at the internal divisional Energy Company's Shonan Plant, to Hunan Corun New Energy Co., Ltd. on January 31, 2011. Please explain to us how you accounted for the transfer of this business to Hunan Corun New Energy Co., Ltd. Cite the accounting literature relied upon and how you applied it your situation.

Note 16. Supplementary Information to the Statement of Operations and Cash Flows, page 140

3.   We note your disclosures for the damages incurred related to your facilities that were damaged by the Great East Japan Earthquake on March 30, 2011. Please disclose whether the estimates associated with your loss contingencies for your facilities that were damaged are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

*   The nature of these uncertainties or limitations;

*   Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

*   When you accrue for these recoveries.

Note 19. Commitments and Contingent Liabilities, page 149

4.   We note your disclosures on page 150 related to the legal proceedings including civil litigations related to tax, products or intellectual properties and government investigations. We further note that "[you] and certain of [your] subsidiaries may be subject to an uncertain amount of fines" and that "[you] have accrued for certain probable and reasonable estimated amounts for the fines" depending upon the outcome of these different proceedings. Please revise your future filings to disclose the amount accrued related to these proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to 450-20-50-1 of the FASB Accounting Standards Codification.

5.   Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 15. Restructuring Charges, page 136

6.   We note your disclosures here and throughout the filing related to your restructuring activities. Please address the following comments:

- Please revise future filings to include a more detailed description of each of your exit or disposal activities, including the facts and circumstances leading to the expected activities and the expected completion date, consistent with paragraph 420-10-50-1(a) of the FASB Accounting Standards Codification.

- Please revise future filings to provide the disclosures required by paragraph 420-10-50-1(b) of the FASB Accounting Standards Codification and SAB Topic SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.

- Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief